August 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Attn: Stacie Gorman

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commune Omni Fund, LLC

Offering Statement on Form 1-A, as amended

SEC File No: 024-12636

To Whom it May Concern:

Commune Omni Fund, LLC (the “Company”) respectfully requests the qualification of the above-referenced Offering Statement on Form 1-A, as amended, so that it may become qualified at 9:00 a.m. Eastern Time on August 22, 2025 or as soon thereafter as is practicable.

Should you have any questions or require further information, please do not hesitate to contact me. Thank you for your prompt attention to this matter.

Sincerely,

Commune Omni Fund, LLC

By: Commune Omni Fund Management, LLC, its manager

By: Commune Capital, LLC, its manager

By: /s/ Jerry Sanada
Name: Jerry Sanada
Title: Co-President and Chief Investment Officer